VDO-PH INTERNATIONAL
2700 East Sunset Road
Building B, Suite 18
Las Vegas, NV 89120

January 11, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Amendment Five to Registration Statement on Form S-1
Filed: January 4, 2011
File No.: 333-168941

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 22, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Manufacturing, page 17

1.
Disclosure has been revised to state that only our software provides the functions set forth on the chart. Additional disclosure clarifying that most of the off-the-shelf computers comes with operational software like Windows 7, Word and Home Office.

Management’s Discussion and Analysis or Plan of Operation, Page 19

Plan of Operation, page 19

2.
Disclosure regarding founding family members’ participation with management has been removed from Plan of Operations and moved to Significant Employees under the Directors, Executive Officers, Promoters and Control Persons section.  We have also cross referenced this disclosure to the risk factor section.

Requirements, page 20

3.	Disclosure has been revised to reconcile the respective expenses required over the next twelve (12) months in the event the product is launched and in the event the product is not launched.

Recent Sales of Unregistered Securities, Page 28

4.
Disclosure has been clarified to reflect the issuance of shares, the number of stockholders, the type of consideration (cash or services) and the exemption relied upon.  The founding family members and shareholders paying cash are set forth in a separate paragraph and those shareholders receiving shares for services are set forth in a separate paragraph.

Exhibit 23.1

5.	An updated consent from the auditor has been provided.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Valeria Stringer___________________
Valeria Stringer